Exhibit 99.1

June 11, 2024

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Tuesday, July 16, 2024 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record of the Company at the close of business on Wednesday, June 12, 2024, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on July 16, 2024

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Tuesday, July 16, 2024 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The agenda for the Meeting shall be as follows (the “Proposals”):

(1)

to re-elect each of Mr. Liron Carmel and Mr. Eliyahu Yoresh as a Class II director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve a new Compensation Policy for the Company’s Executive Officers and Directors;

(3)	to approve the amendment to the articles of association of the Company;

(4)	to approve the amendment to the employment terms of Mr. Oz Adler, the chairperson of our board of directors (the “Board”);

(5)	to approve the amendment to the employment terms of Mr. Viki Hakmon, the Company’s Chief Executive Officer (and a member of the Board);

(6)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio between 1:2 and 1:22; and

(7)

to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is June 18, 2024. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, June 25, 2024, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No.2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Wednesday, June 12, 2024 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, the Board recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, July 17, 2024 at 5:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT July 15, 2024 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders
To Be Held on July 16, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) to be voted at an Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, July 16, 2024, at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Jeffs’ Brands ordinary shares, no par value (“ordinary shares”), beginning June 11, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Wednesday, June 12, 2024 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)

to re-elect of each of Mr. Liron Carmel and Mr. Eliyahu Yoresh as a Class II director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve a new Compensation Policy for the Company’s Executive Officers and Directors;

(3)	to approve the amendment to the articles of association of the Company;

(4)	to approve the amendment to the employment terms of Mr. Oz Adler, the chairperson of our Board of directors;

(5)	to approve the amendment to the employment terms of Mr. Viki Hakmon, the Company’s Chief Executive Officer (and a member of the Board);

(6)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio between 1:2 and 1:22; and

(7)

to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On June 11, 2024, we had a total of 9,177,100 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on June 12, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, July 17, 2024, at 5:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 7 relating to the reappointment of the Company’s independent registered public accounting firm for the year ended December 31, 2024 and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, a “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EDT on Monday, July 15, 2024.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly brought before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning June 12, 2024. Certain officers, directors, employees and agents of Jeffs’ Brands may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112 Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the fiscal year 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 1, 2024 (the “Annual Report”), a copy of which is accessible through the SEC’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

On August 26, 2022, our ordinary shares and warrants began trading on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “JFBR” and “JFBRW,” respectively. Accordingly, the Board has determined that each of Messrs. Oz Adler, Amitay Weiss, Israel Berstein, Tomer Etzyoni and Moshe Revach satisfy the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in the Nasdaq rules.

The Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq rules to members of audit committees and compensation committees, respectively.

BOARD DIVERSITY

As of June 11, 2024

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	3

PROPOSAL 1
APPROVAL OF THE RE-ELECTION OF EACH OF MR. LIRON CARMEL AND MR. ELIYAHU YORESH AS A CLASS II DIRECTOR OF THE COMPANY

Background

The Board currently has nine directors, who, other than with respect to our former external directors, are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar and their terms will expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors consist of Mr. Liron Carmel and Mr. Eliyahu Yoresh and their terms expire at the Meeting; and

●	the Class III directors consist of Mr. Oz Adler, Mr. Viki Hakmon and their terms will expire at our annual general meeting of shareholders to be held in 2025.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Effective as of May 2024, and our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, (the “Regulation”), our directors in office who were elected and classified as external directors, Mr. Israel Berstein and Mr. Tomer Etzyoni, are no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of both Mr. Israel Berstein and Mr. Tomer Etzyoni is expected to be until the date of our annual meeting of shareholders to be held in 2025.

At the Meeting, shareholders will be asked to re-elect each of Mr. Liron Carmel and Mr. Eliyahu Yoresh as a Class II director of the Company.

If re-elected at the Meeting, each of Mr. Liron Carmel and Mr. Eliyahu Yoresh will serve until the third annual general meeting of our shareholders following the Meeting, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association.

In accordance with the Companies Law, each of Mr. Liron Carmel and Mr. Eliyahu Yoresh has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of Jeffs’ Brands, taking into account the special needs of Jeffs’ Brands.

Biographical information concerning of Mr. Liron Carmel and Mr. Eliyahu Yoresh is set forth below:

Mr. Liron Carmel has served as one of our directors since September 2021. Mr. Carmel has served as chief executive officer of Medigus (Nasdaq: MDGS) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. Since June 2018 Mr. Carmel has served as chairman of the Israel Tennis Table Association. Since September 2022 Mr. Carmel has served as a member of the board of directors of Viewbix Inc. (Nasdaq: VBIX). From January 2017 to May 2018, Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. From January 2018 to April 2019, Mr. Carmel served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. From May 2016 to 2018, he served as vice president, business development at Yaad Givatayim Development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. From 2013 to 2015, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah Investment House, a wealth management firm. We believe that Mr. Carmel is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Mr. Yoresh has served as one of our directors since September 2021. Mr. Yoresh serves as chairman of the board of directors of Xylo Technologies (Nasdaq: XYLO) since February 2020, as chairman of the board of directors of Railvision (Nasdaq: RVSN) since January 2024, as chairman of the board of directors of Gix Internet Ltd. (TASE: GIX) since September 2022 and as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) since March 2010. Mr. Yoresh also serves as a member of the board of directors of Elbit Imaging Ltd. (TASE: EMITF) since August 2021, Viewbix Inc. (Nasdaq: VBIX) since September 2022 and Charging Robotics (OTC: FDOC) from April 2023. From August 2014 to February 2020, Mr. Yoresh served as a member of the board of directors of Nano Dimension Ltd. (Nasdaq: NNDM) and from August 2005 to July 2008 as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from. Mr. Yoresh is an Israeli Certified Public Accountant and holds a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel. We believe that Mr. Yoresh is qualified to serve as a member of our board of directors due to his financial background and expertise and experience in positions as officer and director of public companies.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Liron Carmel be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

RESOLVED, that Mr. Eliyahu Yoresh be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Liron Carmel and Mr. Eliyahu Yoresh as a Class II director for a term to expire at the third annual general meeting of shareholders following the Meeting.

PROPOSAL 2
APPROVAL OF A NEW COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee) and our shareholders, are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation (including in connection with termination of services or change of control over the Company), as well as exemption from liability, insurance or indemnification.

Our compensation policy was last approved on May 3, 2022, effective as of the effective time of the registration statement for our initial public offering, in accordance with the provisions of the Companies Law (the “Existing Compensation Policy”).

Our compensation committee (the “Compensation Committee”), and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board proposed adjustments to the form, which adjusted form is now being brought to the approval of the shareholders in accordance with the requirements under the Companies Law. A copy of the proposed policy is attached to this Proxy Statement as Exhibit A and which we refer to as the Compensation Policy.

We have highlighted below certain key substantive features of the Compensation Policy. The following description is merely a summary of those features of our Compensation Policy. We urge you to review Exhibit A in its entirety for the complete text of the Compensation Policy.

Variable vs. Fixed Compensation of Executive Officers:

The total annual variable compensation — consisting of target bonus and target equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) — of each executive officer will not exceed 95% of the total compensation package of that executive officer for a given year.

Annual Cash Bonus:

Executive Officers (other than the CEO):

The target annual cash bonus for an executive officer, other than our chief executive officer (the “CEO”), for any given calendar year, will not exceed four (4) of such executive officer’s monthly base salaries.

The maximum annual cash bonus — including for overachievement performance — that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed five (5) of such executive officer’s monthly base salary payments.

In accordance with the First Appendix to the Companies Law, the Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance.

CEO:

The target annual cash bonus for the CEO for any given calendar year will not exceed six (6) of his or her monthly base salary payments.

The maximum annual cash bonus— including for overachievement performance — that the CEO will be entitled to actually receive for any given calendar year, will not exceed eight (8) of his or her monthly base salary payments.

A portion of the annual cash bonus granted to our CEO — not exceeding two (2) of the CEO’s monthly base salary payments — may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

Non-Material Changes to Compensation:

The Companies Law regulations allow for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone. According to the Compensation Policy non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone so long as the annual total cost to our Company from that change does not exceed an amount equal to two (2) monthly base salary payments of the relevant employee.

Automatic Update Based on Updates to Companies Law:

The Compensation Policy includes a general provision allowing the Company to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates our ability to more readily approve or pay executive officer or director compensation, even if that amendment contradicts the principles of the Compensation Policy.

We believe that the proposed executive compensation framework under the Compensation Policy will be effective in achieving our objectives of:

●	To closely align the interests of the executive officers with those of the Company’s shareholders in order to enhance shareholder value;

●	To align a significant portion of the executive officers’ compensation with the Company’s short and long-term goals and performance;

●

To provide the executive officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each executive officer an opportunity to advance in a growing organization;

●	To strengthen the retention and the motivation of executive officers in the long-term;

●	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	To maintain consistency in the way executive officers are compensated.

Annual Equity Awards:

The total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

Compensation for Directors:

The Compensation Policy also governs the compensation of our Board members and provides that our chairperson and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Compensation Policy.

Under the Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

Clawback:

In accordance with the amendment to Rule 10D-1 under the Securities Exchange Act of 1934, as amended, in the event of an accounting restatement, we will be entitled to recover from our executive officers the bonus compensation or performance-based equity compensation in the amount by which that compensation exceeded what would have been paid under our financial statements, as restated.

If the Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of the Compensation Policy is beneficial to our Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and adopt the Compensation Policy for the Executive Officers and Directors of the Company, in the form attached as Exhibit A to the Proxy Statement, dated June 11, 2024.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval and adoption of the Compensation Policy.

PROPOSAL 3
APPROVAL OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

At the Meeting, shareholders will be asked to approve amendments to the Articles of Association of the Company (the “Proposed Articles”) in the form attached hereto as Exhibit B.

The Proposed Articles, if approved by our shareholders, will become effective immediately following the Meeting. If the Proposed Articles will not be approved by our shareholders, our current Articles of Association will remain in full force and effect.

The Proposed Articles include, among others, the following changes:

Authorized Share Capital

Under our current Articles of Association, our authorized share capital consists of 43,567,567 ordinary shares, no par value. As of June 11, 2024, an aggregate of 9,177,100 ordinary shares were issued and outstanding.

We propose to approve an increase of the Company’s authorized share capital, by an additional 46,432,433 ordinary shares no par value, and has determined that it is in the best interest of the Company and its shareholders.

The increase in the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and to allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

Shareholder Proposal Request.

Section 25(a) of our current Articles of Association concerning our shareholders’ ability to add a proposal to the agenda of a general meeting reflects the then applicable provisions of the Companies Law and the regulations promulgated thereunder at that time. Accordingly, Section 25(a) of our current Articles of Association reflects that any Company shareholder that holds at least one percent (1%) of the Company’s voting rights may request, subject to the requirements of the Companies Law, that the Board includes a matter for consideration at a shareholders meeting.

On March 12, 2024, certain amendments to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange) (the “Amended Regulations”) became effective. Under the Amended Regulations, a shareholder must hold at least five percent (5%) of a company’s voting rights in order to request that the Board add a proposal to the agenda of a general meeting relating to the appointment or removal of a director.

In order to align our Articles of Association with the Amended Regulations, our Board is proposing to amend Section 25(a) of our Articles of Association as follows (additions underlined and deletions in strikethrough):

25. Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least the required percentage ~~one precent (1%) or a higher precent, as may be required by,~~ under the Companies Law ~~from time to time~~ of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered ~~in~~ at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing shareholder (or each Proposing shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing shareholder(s) as of the date of the Proposal Request ~~and a representation that the Proposing shareholder(s) intends to appear in person or by proxy at the meeting~~; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and ~~if the~~ a representation that the Proposing Shareholder(s) intend ~~wishes~~ to ~~have a position statement~~ appear in person or by proxy at ~~of~~ the ~~Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any)~~ meeting; (iv) a description of all arrangements or understandings between the Proposing shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.”

Conflict of interests; approval of related party transactions

We propose to approve a provision which states that transactions between the Company and an officer holder, or between the Company and another entity in which an officer holder has a personal interest, that are not classified as Extraordinary Transactions under the Companies Law, will require approval only by the Board or a Committee of the Board. This approval can be granted for individual transactions or for specific types of transactions generally.

Articles Amendment

We propose to approve a provision which would require, in addition and prior to the approval of a general meeting of shareholders, also the approval of the Board with the affirmative vote of majority of the directors then in office and entitled to vote thereon, to approve any amendment to the Proposed Articles.

Forum for Adjudication of Disputes

Additionally, we propose to approve a forum selection provision which would stipulate that the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, and unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Articles, which is attached as Exhibit B hereto.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment of the Articles of Association of the Company, in the form attached as Exhibit B to the Proxy Statement, dated June 11, 2024.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the amendment to the Articles of Association of the Company.

PROPOSAL 4
COMPENSATION TERMS OF MR. OZ ADLER, THE CHAIRPERSON OF OUR BOARD OF DIRECTORS

Background

Under the Companies Law, the terms of compensation of directors, including the chairperson of our Board, must be approved by our Compensation Committee, board of directors and shareholders, in that order.

At the Meeting, shareholders will be asked to approve the following amendments to the compensation terms of Mr. Oz Adler, the Chairperson of our Board:

(i)	An annual bonus for year 2023 in the amount of four (4) monthly base salary payments;

(ii)	A monthly gross salary of USD 15,000 retrospectively effective February 2024;

(iii)

An annual bonus of up to six (6) monthly base salary payments (or eight (8) monthly base salary payments in the case of overachievement), subject to objectives which are annually predetermined by our Compensation Committee and Board, in accordance with our compensation policy.

Mr. Oz Adler has been instrumental in the Company’s recent corporate developments, including successful capital raises and improvements to the Company’s strategy.

Our Compensation Committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The proposed employment terms of Mr. Oz Adler are in line with our current compensation policy as approved by our shareholders and the proposed Compensation Policy as attached to the Proxy Statement as Exhibit A, dated June 11, 2024.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of Mr. Oz Adler, our Chairperson of the Board as detailed in the Proxy Statement, dated June 11, 2024.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of Mr. Oz Adler.

PROPOSAL 5
APPROVAL OF COMPENSATION TERMS AND BONUS TO MR. VIKI HAKMON, OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. Our Board and its Compensation Committee have designed our compensation programs to support the creation of shareholders’ value while also maintaining our ability to recruit and retain talent. We view long-term incentive compensation in the form of equity linked awards as a critical element of the compensation package offered to our executives.

Mr. Viki Hakmon has been instrumental in the Company’s recent corporate developments, including successful capital raises and improvements to the Company’s strategy.

At the Meeting, shareholder will be asked to approve the following amendments to the compensation terms of Mr. Viki Hakmon, the Chief Executive Officer of the Company:

(i)	An annual bonus for year 2023 in the amount of four (4) monthly base salary payments;

(ii)	A monthly reimbursement of car and mobile expenses of NIS 4,000 (including full gross up);

(iii)

An annual bonus of up to six (6) monthly base salary payments (or eight monthly (8) base salary payments in the case of overachievement), subject to objectives which are annually predetermined by our Compensation Committee and Board, in accordance with our compensation policy.

The proposed employment terms of Mr. Viki Hakmon are in line with our current compensation policy as approved by our shareholders and the proposed Compensation Policy as attached to the Proxy Statement dated June 11, 2024.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of Mr. Viki Hakmon, our Chief Executive Officer as detailed in the Proxy Statement, dated June 11, 2024.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of Mr. Viki Hakmon.

PROPOSAL 6

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED
AND OUTSTANDING ORDINARY SHARES

Background

On July 25, 2023, the Board approved a framework for a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio of between 1:2 and 1:22, to be effected at the discretion of, and at such ratio and on such date to be determined by, the Board. Such resolution is subject to the approval of our shareholders.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:2 and 1:22, such that, depending on the ratio, every two ordinary shares and up to twenty two ordinary shares shall be converted into one ordinary share (the “Reverse Split”). If this Proposal 6 is approved by our shareholders, the Board will have the authority, in its own discretion, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under our Articles of Association, which, as of the date hereof consist of 43,567,567   ordinary shares, and if approved under Proposal 3, will consist of 90,000,000. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:22, such that, depending on the ratio, every two ordinary shares and up to twenty two ordinary shares shall be converted into one ordinary share, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, as detailed in the Proxy Statement, dated June 11, 2024.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.

PROPOSAL 7
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, subject to the approval of our shareholders. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2023, filed on Form 20-F with the SEC on April 1, 2024, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network Global, as Jeffs’ Brands Ltd’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification and approval of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 1, 2024 is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Dated: June 11, 2024

Exhibit A

COMPENSATION POLICY

JEFFS’ BRANDS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on ______, 2024)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Jeffs’ Brands Ltd. (“Jeffs' Brands” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Jeffs’ Brands’ overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Jeffs’ Brands’ value and otherwise assist Jeffs’ Brands to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Jeffs’ Brands’ goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Jeffs’ Brands’ directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Jeffs’ Brands’ Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Jeffs’ Brands (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Jeffs’ Brands’ objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Jeffs’ Brands’ success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Jeffs’ Brands’ core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Jeffs’ Brands’ shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Jeffs’ Brands’ short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

Ex A-1

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Jeffs’ Brands’ short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Jeffs’ Brands’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Jeffs’ Brands’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Jeffs’ Brands were examined and will continue to be examined by Jeffs’ Brands from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Jeffs’ Brands.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Jeffs’ Brands to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Jeffs’ Brands’ ability to attract and retain highly skilled professionals, Jeffs’ Brands will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to Jeffs’ Brands. To that end, Jeffs’ Brands shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

Ex A-2

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Jeffs’ Brands’ practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Jeffs’ Brands shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Jeffs’ Brands’ policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Jeffs’ Brands shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Jeffs’ Brands’ policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

Ex A-3

7.4.	Jeffs’ Brands may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Jeffs’ Brands’ policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Jeffs’ Brands’ objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Jeffs’ Brands’ short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Jeffs’ Brands’ business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Jeffs’ Brands’ Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Jeffs’ Brands’ CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to Jeffs’ Brands’ Executive Officers, other than the CEO, on a discretionary basis.

Ex A-4

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.3.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed five (5) of such Executive Officer’s monthly base salaries.

CEO

9.4.	The annual cash bonus of Jeffs’ Brands’ CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above and based on a discretionary element as provided in Section 9.5 below. Measurable performance objectives will be determined annually by Jeffs’ Brands’ Compensation Committee (and, if required by law, by Jeffs’ Brands’ Board) and will be based on company and personal objectives.

9.5.	The annual cash bonus granted to Jeffs’ Brands’ CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. Jeffs’ Brands may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Jeffs’ Brands may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Jeffs’ Brands may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

Ex A-5

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Jeffs’ Brands shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

12.	Commissions

12.1.	The CEO may decide to grant Executive Officers, other than the chief executive officer (the “CEO”), that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executive Officers” and “Commission”, respectively). The purpose of granting Commissions to Sales Executive Officers is to incentivize Sales Executive Officers to increase the amount of sales of Company’s products. For each Sales Executive Officer, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% of the Company’s income from sales. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

12.2.	The Commission paid to a Sales Executive Officer shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO.

12.3.	The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 12.2 herein.

D. Equity Based Compensation

13.	The Objective

13.1.	The equity-based compensation for Jeffs’ Brands’ Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Jeffs’ Brands and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.	The equity-based compensation offered by Jeffs’ Brands is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

13.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Jeffs’ Brands’ policies, the main terms of which shall be disclosed in the annual report of Jeffs’ Brands

Ex A-6

13.4.	All other terms of the equity awards shall be in accordance with Jeffs’ Brands’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

14.	General Guidelines for the Grant of Awards

14.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

14.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

14.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

15.	Advanced Notice Period

Jeffs’ Brands may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

16.	Adjustment Period

Jeffs’ Brands may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

Ex A-7

17.	Additional Retirement and Termination Benefits

Jeffs’ Brands may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

18.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Jeffs’ Brands may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Jeffs’ Brands for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

19.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

20.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

21.	Insurance and Indemnification

21.1.	Jeffs’ Brands may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Jeffs’ Brands all subject to applicable law and the Company’s articles of association.

21.2.	Jeffs’ Brands will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

21.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

21.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Jeffs’ Brands’ exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

Ex A-8

21.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Jeffs’ Brands shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

21.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

21.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

21.4.	Jeffs’ Brands may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

21.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

22.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

22.1.	Acceleration of vesting of outstanding options or other equity-based awards;

22.2.	Extension of the exercise period of equity-based grants for Jeffs’ Brands’ Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

22.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

22.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

23.	All Jeffs’ Brands’ non-employee Board members may be entitled to an annual cash fee retainer of up to $40,000 and up to $240,000 for the chairperson of Jeffs’ Brands’ Board. The chairperson of Jeffs’ Brands’ Board may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

Ex A-9

24.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

25.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

26.	Each non-employee member of Jeffs’ Brands’ Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the chairperson of the Board - the higher of (i) 300% of his or her annual base salary or (ii) 2% of the Company’s fair market value at the time of approval of the grant by the Board.

27.	All other terms of the equity awards shall be in accordance with Jeffs’ Brands’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

28.	In addition, members of Jeffs’ Brands’ Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

29.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

30.	Nothing in this Policy shall be deemed to grant to any of Jeffs’ Brands’ Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Jeffs’ Brands to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Jeffs’ Brands and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

31.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

32.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Jeffs’ Brands may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Jeffs’ Brands and none of the provisions thereof are intended to provide any rights or remedies to any person other than Jeffs’ Brands.

Ex A-10

Exhibit B

AMENDED & RESTATED ARTICLES

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY

ARTICLES OF ASSOCIATION
OF

JEFFS’ BRANDS LTD.

1. Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite to them respectively, unless inconsistent with the subject or context.

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context provides.
“Company”	shall mean JEFFS’ BRANDS LTD ג’ף ברנדס בע”מ
“Companies Law”	shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.
“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.
“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at any given time.
“Office Holder” or “Officer”	shall mean as defined in the Companies Law.
“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.
“Securities Law”	shall mean the Israeli Securities Law, 5728-1968.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.
“in writing” or “writing”	shall mean written, printed, photocopied, photographic, typed, sent via email, facsimile or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in its entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual.

(d) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Ex B-1

LIMITED LIABILITY

2.	The Company is a limited liability company and therefore each shareholder’s obligations to the Company shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

PUBLIC COMPANY; COMPANY’S OBJECTIVES

3. PUBLIC COMPANY; OBJECTIVES.

(a) The Company is a Public Company as such term is defined in and as long as it so qualifies under the Companies Law.

(b) The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4. Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

SHARE CAPITAL

5. Authorized Share Capital.

(a) The share capital of the Company shall consist of 90,000,000 ordinary shares, no par value each (the “Shares”).

(b) The shares shall rank pari passu in all respects.

6. Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a shareholders’ resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

Ex B-2

7. Special or Class Rights; Modification of Rights.

(a) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the companies Law or these Articles, may be modified or cancelled by the company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(b) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or by proxy and holding not less than 15 percent of the issued shares of such class.

(c) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8. Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The company may, from time to time, by or pursuant to an authorization of a shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii) divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the company may attach to unissued or new shares;

(iii) cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

Ex B-3

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain shareholders of the company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9. Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any shareholder requests a share certificate, share certificates shall be issued under the corporate seal of the company or its written, typed or stamped name and may bear the signature of one Director, the company’s CEO or of any other person or persons authorized therefor by the Board of Directors. signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe. For the avoidance of doubt, any transfer agent designated by the company may issue share certificates on behalf of the company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b) Subject to the Article 9(a), each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name. Each certificate may also specify the amount paid up thereon. The company (as determined by an officer of the company to be designated by the chief Executive officer) shall not refuse a request by a shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a shareholder has sold or transferred some of such shareholder’s shares, such shareholder shall be entitled to receive a certificate in respect of such shareholder’s remaining shares, provided that the previous certificate is delivered to the company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10. Registered Holder.

Except as otherwise provided in these Articles or the companies Law, the company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

Ex B-4

11. Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and to the full extent permitted by law any committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the company to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other shareholders.

12. Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13. Calls on Shares.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof needs be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

Ex B-5

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debtor rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14. Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15. Forfeiture and Surrender.

(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. in the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

Ex B-6

16. Lien.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

17. Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18. Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Ex B-7

TRANSFER OF SHARES

19. Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. until the transferee has been registered in the Register of shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq or on any other stock exchange on which the Company’s shares are then listed for trading.

20. Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of shareholders is so closed.

TRANSMISSION OF SHARES

21. Decedents’ Shares.

(a) in case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient (or to an officer of the company to be designated by the chief Executive officer)), shall be registered as a shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22. Receivers and Liquidators.

(a) The company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.

(b) such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the company to be designated by the chief Executive officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

23. General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or out of the state of Israel, as may be determined by the Board of Directors, no later than fifteen (15) months after the date of the last Annual General Meeting.

Ex B-8

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

24. Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25. Shareholder Proposal Request.

Any Shareholder or Shareholders of the Company holding at least the required percentage, under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the secretary (or, in the absence thereof by the Chief Executive officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing shareholder (or each Proposing shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the general meeting; (iv) a description of all arrangements or understandings between the Proposing shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing shareholder is, directly or indirectly, a general partner or managing member.

Ex B-9

(a) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(b) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a special General Meeting which is convened pursuant to a request of a shareholder duly delivered to the Company in accordance with the Companies Law.

26. Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law, and any other requirements applicable to the company. Notwithstanding anything herein to the contrary, to the extent permitted under the companies Law, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a General Meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The company may add additional places for shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

PROCEEDINGS AT GENERAL MEETINGS

27. Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

Ex B-10

(b) In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company, shall constitute a quorum in Company’s General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then the meeting shall be canceled if it was convened upon requisition under Section 63 of the Companies Law, and in any other case, without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28. Chairperson of General Meeting.

The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): Director, Chief Executive officer, Chief Financial officer, Secretary or any person designated by any of the foregoing. if at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

29. Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but resolutions with respect to which the Companies Law allows the Company’s Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. if a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

Ex B-11

30. Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at the General Meeting).

31. Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32. Voting Rights.

(a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid.

(b) A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the shareholder could have exercised if it were an individual. upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him.

(c) Any shareholder entitled to vote may vote either in person or by proxy (who need not be shareholder of the Company), or, if the shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d) if two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of shareholder.

(e) A shareholder who wishes to vote at a General Meeting shall prove his title to a share to the Company as required under the Companies Law and regulations promulgated thereunder. without prejudice to the aforesaid, the Board of Directors may prescribe regulations and procedures with regard to proof of title to the Company’s shares.

PROXIES

33. Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I of

Ex B-12

(Name of Shareholder)	(Address of Shareholder)
Being a shareholder of JEFFS’ BRANDS LTD. hereby appoints	(Name of Proxy)
of	(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of___, ____and at any adjournment(s) thereof.

Signed this__________day of ________, _____________.

(Signature of Appointor)” or in any such form as may be approved by the Board of Directors.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34. Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the company or by the chairperson of such meeting prior to such vote being cast.

(b) subject to the companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the company or the chairperson, subsequent to receipt by the company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the chairperson of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Ex B-13

BOARD OF DIRECTORS

35. Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the company without being bound to keep the same separate from other assets of the company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36. Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the companies Law.

37. Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. No regulation imposed by the Board of Directors on any committee and no resolution of the Board of Directors shall invalidate any prior act done pursuant to a resolution by the committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meeting and proceedings of any such committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors or by the Companies Law. Unless otherwise expressly prohibited by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Ex B-14

38. Number of Directors.

(a) The Board of Directors shall consist of such number of Directors, not less than three (3) nor more than twelve (12), including the External Directors, which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors.

(b) Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

39. Election and Removal of Directors.

(a) The Directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the companies Law, if so required by the companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as class i, class ii and class iii.

(i) The term of office of the initial class i directors shall expire at the first Annual General Meeting to be held in 2022 and when their successors are elected and qualified,

(ii) The term of office of the initial class ii directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii) The term of office of the initial class iii directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) Directors (other than External Directors), may be elected only in Annual Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2022, each of the successors elected to replace the Directors of a class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) if the number of Directors (excluding External Directors) that constitutes the Board of Directors is hereafter changed, the then-serving Directors shall be redesignated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Ex B-15

(d) Prior to every Annual General Meeting of the company at which Directors are to be elected, and subject to clauses 39(a) and (h) of this Article, the Board of Directors (or a committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such committee), a number of Persons to be proposed to the shareholders for election as Directors at such Annual General Meeting (the “Nominees”).

(e) Any Proposing shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. in addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.s. securities and Exchange commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the company under the companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. in addition, the Proposing shareholder shall promptly provide any other information reasonably requested by the company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The company shall be entitled to publish any information provided by a Proposing shareholder pursuant to this Article 39(e) and Article 25, and the Proposing shareholder shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(i) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

Ex B-16

40. Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41. Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). in the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof, the Board shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42. Vacation of Office.

The office of a Director shall be vacated and he or she shall be dismissed or removed:

(a) ipso facto, upon his or her death;

(b) if he or she is prevented by applicable law from serving as a Director;

(c) if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d) if his or her directorship expires pursuant to these Articles and/or applicable law;

(e) by a resolution adopted at an Annual Meeting by a majority of 70% of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting. such removal shall become effective on the date fixed in such resolution;

(f) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the company, whichever is later; or

(g) with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

Ex B-17

43. Conflict of Interests; Approval of Related Party Transactions.

(a)	Subject to the provisions of the applicable law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the company or in any company in which the company shall be a shareholder or otherwise interested, or from contracting with the company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the company in which any Director shall be in any way interested, be avoided, nor, other than as required under the companies Law, shall any Director be liable to account to the company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

(b)	Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

44. Alternate Directors.

(a) subject to the provisions of the companies Law, a Director may, by written notice to the company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b) Any notice to the company pursuant to Article 44(a) shall be given in person to, or by sending the same by mail to the attention of the chairperson of the Board of Directors at the principal office of the company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. one person may not act as Alternate Director for several directors.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Ex B-18

PROCEEDINGS OF THE BOARD OF DIRECTORS

45. Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than forty-eight (48) hours’ notice shall be given of any meeting so convened, unless such notice is waived by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the chairperson, that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given in writing.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46. Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47. Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48. Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Ex B-19

CHIEF EXECUTIVE OFFICER

49. Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as chief Executive officer of the company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the companies Law and of any contract between any such person and the company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) unless otherwise determined by the Board of Directors, the chief Executive officer shall have authority with respect to the management and operations of the company in the ordinary course of business.

MINUTES

50. Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

51. Declaration of Dividends.

The Board of Directors may from time declare, and cause the company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the company and as permitted by the companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

52. Amount Payable by Way of Dividends.

(a) subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the company shall be allocated among the shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

(b) Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

Ex B-20

53. Interest.

No dividend shall carry interest as against the company.

54. Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

55. Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56. Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57. Retention of Dividends.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

Ex B-21

58. Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the company a trustee in respect thereof, and any dividend unclaimed after a period of seven years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the company, provided, however, that the Board of Directors may, at its discretion, cause the company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be, if claimed, paid to a person entitled thereto.

59. Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of shareholders or his bank account or the person who the company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the company.

60. Receipt from a Joint Holder.

if two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

61. Books of Account.

The company’s books of account shall be kept at the office of the company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the company, except as conferred by law or authorized by the Board of Directors. The company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the company. The company shall not be required to send copies of its annual financial statements to the shareholders.

Ex B-22

62. Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

62A.Internal auditor.

To the extent required by the companies Law the Board of Directors will appoint an internal auditor according to the audit committee’s recommendation (“Internal Auditor”).

The internal Auditor shall submit, for the approval of the Board of Directors or the audit committee, as determined by the Board of Directors, a proposal for an annual or periodic work plan, and the Board of Directors or the audit committee shall approve such plan with such changes as it deems fit. unless the Board of Directors determines otherwise, the work plan shall be submitted to the Board of Directors and approved by it.

SUPPLEMENTARY REGISTERS

63. Supplementary Registers.

subject to and in accordance with the provisions of sections 138 and 139 of the companies Law, the company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

EXEMPTION, INDEMNITY AND INSURANCE

64. Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b) (1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

Ex B-23

65. Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii) reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(1) of the RTP Law).

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii) Sub-Article 65(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

Ex B-24

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The maximum amount of indemnification payable by the Company with respect to those liabilities and expenses described in Sub-Article 65(a)(i), for each Office Holder and for all Office Holders together, individually or in aggregate, under all letters of indemnification issued or to be issued by the Company, shall not exceed the amount stated in the Company’s compensation policy, as amended from time to time, if applicable, or as approved according to applicable law.

66. Exemption.

Subject to the provisions of the Companies Law and the Securities Law, the Company may exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of the Office Holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt a Director in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. in addition, the Company may not exempt an Office Holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling Shareholder and/or any Office Holder has a personal interest.

67.	Subject to the provisions of the Companies Law and the provisions of any other law, the Company may exempt, insure and/or indemnify (whether retroactively or by way of advance indemnity undertaking) a person who has held, holds or will hold office and/or who was employed, is employed or will be employed on the Company’s behalf or in another company in which the Company holds securities, directly or indirectly, or in which the Company has any interest due to liability, payment or cost imposed upon him or expensed by him in consequence of an action made by him in his capacity as an officer or an employee in such company, and Articles 64 through 66 shall apply, mutatis mutandis, in that respect.

68.	The provisions of Articles 64 through 66 shall also apply to an alternate director.

69. General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 68 and any amendments to Articles 64 to 68 shall be prospective in effect and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 68 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Ex B-25

WINDING UP

70. Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

FORUM FOR ADJUDICATION OF DISPUTES

71. FORUM FOR ADJUDICATION OF DISPUTES.

(a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933 as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

NOTICES

72. Notices.

(a) Any written notice or other document may be served by the Company upon any shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such shareholder at his address as described in the Register of shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any shareholder upon the company by tendering the same in person to the secretary or the chief Executive officer of the company at the principal office of the company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the company at its office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

Ex B-26

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) if a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71.

(e) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any shareholder whose address is not described in the Register of shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the company.

(g) Notwithstanding anything to the contrary contained herein, notice by the company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in the manner required by applicable law.

AMENDMENT

73. Amendment.

Any amendment of these Articles shall require, in addition to the approval of the General Meeting of shareholders in accordance with these Articles, also the approval of the Board of Directors with the affirmative vote of a majority of the then serving Directors.

* * *

Ex B-27